Exhibit 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	Year Ended August 31,
	2002	2003	2004	2005	2006

EARNINGS:
EARNINGS BEFORE INCOME TAXES	$63,138	$30,394	$211,947	$443,033	$554,493
INTEREST EXPENSE	18,708	15,338	28,104	31,187	29,569
INTEREST IMPUTED ON RENT	3,925	4,476	5,330	6,258	8,293
AMORTIZATION OF CAPITALIZED INTEREST	1,307	1,437	1,301	1,224	1,224

TOTAL EARNINGS	87,078	51,645	246,682	481,702	593,579

FIXED CHARGES:
INTEREST EXPENSE	18,708	15,338	28,104	31,187	29,569
INTEREST CAPITALIZED	447	254	372	1,302	2,256
INTEREST IMPUTED ON RENT	3,925	4,476	5,330	6,258	8,293

TOTAL FIXED CHARGES	23,080	20,068	33,806	38,747	40,118

RATIO OF EARNINGS TO FIXED CHARGES	3.77	2.57	7.30	12.43	14.80